SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company (Issuer))

THE MEDICINES COMPANY
BOXFORD SUBSIDIARY CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001
(Title of Class of Securities)

87612C100
(CUSIP Number of Class of Securities)

Paul M. Antinori
General Counsel & Senior Vice President
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
(973) 290-6000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

with copies to:

David E. Redlick
Hal J. Leibowitz
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$164,578,333	$6,468

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying (a) the sum of (i) the closing cash payment of $2.00 per share plus (ii) the maximum amount payable with respect to the contingent payment rights per share ($4.55) by (b) the number of shares of common stock, par value $0.0001 per share (“Shares”), of Targanta Therapeutics Corporation (“Targanta”) outstanding on a fully diluted basis as of January 9, 2009 as represented by Targanta in the Agreement and Plan of Merger, dated as of January 12, 2009, among The Medicines Company (“MDCO”), Boxford Subsidiary Corporation (the “Offeror”) and Targanta, consisting of (x) 20,991,316 Shares issued and outstanding, (y) 3,390,538 Shares issuable upon exercise of outstanding options and (z) 744,609 Shares issuable upon exercise of outstanding warrants.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A: OFFER TO PURCHASE
EX-99.A.1.B: FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.C: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.D: FORM OF LETTER FROM GEORGESON TO BROKERS, DEALERS
EX-99.A.1.E: FORM OF LETTER TO CLIENTS
EX-99.A.1.F: FORM OF TAX GUIDELINES ON FORM W-9
EX-99.A.5.E: FORM OF SUMMARY ADVERTISEMENT
EX-99.A.5.F: PRESS RELEASE
EX-99.A.5.G: COMPLAINT
EX-99.D.2: CONFIDENTIALITY AGREEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by The Medicines Company, a Delaware corporation (“MDCO”), and Boxford Subsidiary Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of MDCO. This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Targanta Therapeutics Corporation, a Delaware corporation (“Targanta”), for consideration of (1) $2.00 per Share, net to the seller in cash (such amount or any greater amount per Share paid at closing pursuant to the Offer (as defined below), the “Closing Consideration”), plus (2) the contractual right to receive up to an additional $4.55 per Share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods (the rights to such amount or to any greater contingent cash payments per Share that are offered pursuant to the Offer, the “Contingent Payment Rights”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Closing Consideration and any amounts paid with respect to the Contingent Payment Rights will be subject to any required withholding of taxes, and no interest will be paid thereon. The Closing Consideration, together with the Contingent Payment Rights, constitute the “Offer Price”. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of January 12, 2009, among MDCO, the Offeror and Targanta (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Targanta Therapeutics Corporation, a Delaware corporation. Its principal executive office is located at 222 Third Street, Suite 2300, Cambridge, Massachusetts 02142 and its telephone number is (617) 577-9020.

(b) This Schedule TO relates to the Offer by the Offeror to purchase all outstanding Shares for the Offer Price upon the terms and subject to the conditions set forth in the Offer to Purchase. As represented by Targanta in the Merger Agreement, as of January 9, 2009, there were 20,991,316 Shares issued and outstanding. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning MDCO and Offeror” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares Following the Acceptance Time;

Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer and the Merger; Past Contacts or Negotiations Between MDCO and Targanta” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; The CPR Agreement and Contingent Payment Rights; Stockholder Agreements; ‘Going Private’ Transactions; Plans for Targanta” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning MDCO and Offeror,” “Background of the Offer and the Merger; Past Contacts or Negotiations Between MDCO and Targanta” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; The CPR Agreement and Contingent Payment Rights; Stockholder Agreements; ‘Going Private’ Transactions; Plans for Targanta” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer and the Merger; Past Contacts or Negotiations Between MDCO and Targanta,” “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; The CPR Agreement and Contingent Payment Rights; Stockholder Agreements; ‘Going Private’ Transactions; Plans for Targanta,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares Following the Acceptance Time; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Introduction, in the sections of the Offer to Purchase entitled “Information Concerning MDCO and Offeror,” “Background of the Offer and the Merger; Past Contacts or Negotiations Between MDCO and Targanta” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; The CPR Agreement and Contingent Payment Rights; Stockholder Agreements; ‘Going Private’ Transactions; Plans for Targanta” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning MDCO and Offeror,” “Background of the Offer and the Merger; Past Contacts or Negotiations Between MDCO and Targanta” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; The CPR Agreement and Contingent Payment Rights; Stockholder Agreements; ‘Going Private’ Transactions; Plans for Targanta” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; The CPR Agreement and Contingent Payment Rights; Stockholder Agreements; ‘Going Private’ Transactions; Plans for Targanta,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares Following the Acceptance Time; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated in this Schedule TO by reference, is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 27, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from Georgeson Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press Release issued by MDCO dated January 12, 2009, announcing the execution of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).
(a)(5)(B)	Fact Sheet issued by MDCO dated January 12, 2009, regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).
(a)(5)(C)	Transcript of the conference call on January 13, 2009 regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).
(a)(5)(D)	Notice dated January 26, 2009 from Targanta to Holders of Stock Options under the Targanta 2005 Stock Option Plan (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 26, 2009).
(a)(5)(E)	Form of Summary Advertisement published in the New York Times on January 27, 2009.
(a)(5)(F)	Press Release issued by MDCO, dated January 27, 2009, announcing the commencement of the Offer.
(a)(5)(G)	Complaint filed on January 21, 2009 in the Superior Court for Suffolk County, Massachusetts.

(d)(1)	Agreement and Plan of Merger, dated as of January 12, 2009, among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).
(d)(2)	Confidentiality Agreement, dated as of October 6, 2008, between MDCO and Targanta.
(d)(3)	Form of Contingent Payment Rights Agreement, to be entered into between MDCO and American Stock Transfer & Trust Company, as Rights Agent (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).
(d)(4)	Form of Stockholder Agreement, dated as of January 12, 2009, entered into between MDCO and each of Caduceus Private Investments III LP, OrbiMed Associates III, LP, Radius Venture Partners II, LP, Radius Venture Partners III QP, LP, Radius Venture Partners III, LP, Radius Venture Partners III (OH), LP, Seaflower Health Ventures III, L.P., Seaflower Health Ventures III Companion Fund, L.P., J&L Sherblom Family LLC, Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Partners III, L.P., VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2009

THE MEDICINES COMPANY

By:	/s/ Glenn P. Sblendorio
Name:   Glenn P. Sblendorio

Title:	Chief Financial Officer and Executive Vice President

BOXFORD SUBSIDIARY CORPORATION

By:	/s/ Glenn P. Sblendorio
Name:   Glenn P. Sblendorio

Title:	Treasurer

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated January 27, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from Georgeson Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press Release issued by MDCO, dated January 12, 2009, announcing the execution of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).
(a)(5)(B)	Fact Sheet issued by MDCO dated January 12, 2009, regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).
(a)(5)(C)	Transcript of the conference call on January 13, 2009 regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 14, 2009).
(a)(5)(D)	Notice dated January 26, 2009 from Targanta to Holders of Stock Options under the Targanta 2005 Stock Option Plan (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 26, 2009).
(a)(5)(E)	Form of Summary Advertisement published in the New York Times on January 27, 2009.
(a)(5)(F)	Press Release issued by MDCO, dated January 27, 2009, announcing the commencement of the Offer.
(a)(5)(G)	Complaint filed on January 21, 2009 in the Superior Court for Suffolk County, Massachusetts.
(d)(1)	Agreement and Plan of Merger, dated as of January 12, 2009, among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).
(d)(2)	Confidentiality Agreement, dated as of October 6, 2008, between MDCO and Targanta.
(d)(3)	Form of Contingent Payment Rights Agreement, to be entered into between MDCO and American Stock Transfer & Trust Company, as Rights Agent (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).
(d)(4)	Form of Stockholder Agreement, dated as of January 12, 2009, entered into between MDCO and each of Caduceus Private Investments III LP, OrbiMed Associates III, LP, Radius Venture Partners II, LP, Radius Venture Partners III QP, LP, Radius Venture Partners III, LP, Radius Venture Partners III (OH), LP, Seaflower Health Ventures III, L.P., Seaflower Health Ventures III Companion Fund, L.P., J&L Sherblom Family LLC, Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Partners III, L.P., VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).